David C. Adams
david.adams@bullivant.com

March 5, 2007

Jay Mumford
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549-6010

Re:	Solar Power, Inc.
Registration Statement on Form SB-2
Filed January 17, 2007
File No. 333-140023

Dear Mr. Mumford:

We represent Solar Power, Inc., a California corporation and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company. Please note as referenced throughout the registration statement that Solar Power, Inc., a Nevada corporation recently redomiciled to California through a merger with its wholly owned subsidiary, and is now a California corporation.

This letter is in response to the Securities and Exchange Commission’s letter of February 14, 2007 (the “Comment Letter”) and addresses the Staff’s comments and concerns relating to the Commission’s examination of Form SB-2 (the “Form SB-2”) filed by the Company. Each of the responses in this letter will be provided in the order in which the Staff’s comments relating to the above-referenced filing were provided.

In connection with the responses to the comments, the Company is concurrently filing a Pre-Effective Amendment No. 1 to the Form SB-2 (the “Amendment”) today. Therefore, the pages referenced in the responses below correspond to the page numbers in the Amendment.

Prospectus Cover Page

2.   Given that there is no market for your securities, please disclose the price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv). Given your disclosure on page 15 that you intend to apply for listing of your common stock on the OTC Bulletin Board, we will not object if you also disclose that selling shareholders will sell at prevailing market prices or privately negotiated prices after the shares are quoted on the OTC Bulletin Board. Please also revise clause (iv) in the third whole paragraph and modify your “Plan of Distribution” disclosure accordingly.

Securities and Exchange Commission
March 5, 2007

RESPONSE: We note the comment and have amended the Form SB-2 modifying clause (iv) of the front page of the prospectus and section titled “Plan of Distribution” (see page 56) to reflect that the selling security holders will sell the offered shares at the prevailing market prices or privately negotiated prices after the shares are quoted on the OTC Bulletin Board or other applicable exchange.

Prospectus Summary, page 1

3.   You indicate on page 2 that “[you] intend to continue purchasing solar modules from a primary manufacturer to supplement the anticipated output generated by [y]our own production facility (emphasis added).” You indicate on page 17 that “[you] are in the process of expanding [y]our distribution by developing a franchise operation to design and install solar power systems (emphasis added).” Expand your disclosure to clarify here and throughout your prospectus whether you are currently manufacturing and marketing photovoltaic modules and purchasing solar modules. Also revise your disclosure throughout your prospectus to clarify, if true, that your cable, wire and mechanical products business, is unrelated to your solar module business.

RESPONSE: We note your comment and have amended the Form SB-2 to expand disclosure on the Company’s continuing operations (see pages 2, 18, 28, 37 and 38). The Company’s PRC manufacturing facility that currently houses the cable, wire and mechanical assembly business has been renovated to accommodate the addition of several assembly lines specifically designed to assemble solar modules. The Company has ordered equipment to enable the assembly of approximately 12 megawatts of solar modules annually. That equipment is due to arrive in late February into mid March. Pilot production is scheduled for late March and April and it is anticipated that full-scale production will begin in May. The Company intends to continue to source modules from outside suppliers during this time period and the Company plans to continue to source a portion of the Company’s module supply from outside suppliers after its facility is running to accommodate the need for any buffer supply if necessary and to assure a second source of supply should the need arise for one.

The Company is currently in the process of finalizing its Uniform Franchise Operating Circular and registering in those states that it intends to sell franchises. The franchise system will focus primarily on the following markets: existing home retro-fit, new home construction and small commercial projects defined as 36 kilowatts and below. The Company plans to provide all solar system products to the franchisees in a “kit” fashion from its facilities in China and provide the IT infrastructure to assist the franchisee in quoting and ordering the solar systems.

Securities and Exchange Commission
March 5, 2007

Disclosure Regarding Forward Looking Statements, page 3

4.   Please revise to eliminate the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act or tell us in your response letter why you believe that the statutory safe harbors adopted as part of the Private Securities Litigation Reform Act of 1995 apply to you.

RESPONSE: We note the comment and have revised the Form SB-2 to eliminate the references to Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act.

Any sale of a substantial amount of our stock ... , page 14

5.   Please expand this risk factor to detail the significant positions to which you refer.

RESPONSE: We note the comment and have expanded the risk factor on page 15 to focus on the market risk, perceived or actual, that may result from the resale of Offered Shares by Selling Security Holders in the market in any volume.

Management’s Discussion and Analysis or Plan of Operations, page 17

6.   In the third paragraph of this section you define certain terms. These terms do not appear to be used consistently with your definitions throughout MD&A. For example, in the fifth paragraph on page 24 you use “we”' and “our” in referring to Solar Power, Inc. (Nevada). Please revise MD&A to use the definitions consistently.

RESPONSE: We note the comment and have amended the Form SB-2 to clarify the defined terms and have revised the use of the defined terms throughout the MD&A section.

7.   Please revise the overview to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused., and the actions they are taking in response to them. For example, if applicable, disclose the challenges you may face from a shortage of solar cells, declining prices in solar modules and your dependence on a few major customers. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350.

Securities and Exchange Commission
March 5, 2007

RESPONSE: We note the comment and have revised the overview section on pursuant to your comment and Interpretive Release No. 33-8350 (see page 18).

8.   Given the disclosure in your table on page 19 highlighting the relative contributions towards revenues from each of your two segments and similar disclosure at the top of page 27, as well as disclosure throughout your prospectus which focuses primarily on your solar power business, expand your disclosure to indicate management's current intentions with respect to continuing its cable, wire and mechanical assemblies business.

RESPONSE: We note your comment have amended the Form SB-2 to provide additional disclosure to include that the Company intends to continue its existing cable, wire and mechanical assembly business, while focusing on establishing its solar power business (see page 18).

Critical Accounting Policies and Estimates, page 17

9.   Under Item 303 of Regulation S-B and Release 33-8350, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Your critical accounting policy disclosure for revenue recognition, inventories and income taxes does not appear to provide all of the information that may be required. Please revise to address why your accounting estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should also analyze the sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Otherwise, please tell us why you believe the current disclosure is appropriate.

RESPONSE: We note the comment and have amended the Form SB-2 to provide additional disclosure relating to critical accounting policies and estimates on revenue recognition inventories and income tax (see pages 20-21).

Recent Accounting Pronouncement, page 22

10.     You indicate that in November 2006, you adopted an equity incentive plan and intend to grant options to purchase up to 2,000,000 shares of your common stock. Based on the disclosure and table on page 16 and the related footnote 1, it appears you have already granted such options. Please reconcile such disclosure.

Securities and Exchange Commission
March 5, 2007

RESPONSE: We note the comment. In November 2006, the Company adopted an equity incentive plan and granted 2,000,0000 shares of common stock under the Plan prior to the Merger. We have amended the Form SB-2 to revise this statement (see page 22).

Recent Events, page 22

11.     To the extent required by Item 601(b)(10) of Regulation S-B, please file as exhibits the contracts referred to in the first paragraph of this section.

RESPONSE: We note this comment and have amended the Form SB-2 to expand on the discussion of the Contract Revenues Agreement between SPI and Sundance Power, LLC (“Sundance”)(see page 24). In addition, we have added the Contract Revenues Agreement as an exhibit to the Amendment. There were no additional contracts entered into in connection with the Sundance agreement.

12.     Please tell us how you are accounting for the acquisition of the contracts and list of prospects from Sundance Power, LLC. Discuss the valuation method and significant assumptions used to value the 75,000 shares of restricted common stock of SPI. Explain how you will determine the number of share to issue to Sundance Power, LLC if the contracts acquired are “successful.” Discuss how you will measure and account for the contingent consideration.

RESPONSE: On December 28, 2006, SPI acquired several contracts and a list of prospects pursuant to a contracts revenue agreement (“Contracts Revenue Agreement”) betweeSundance Power, LLC (“Sundance”) and SPI. SPI paid an up front deposit of $75,000 in cash, issued 75,000 shares of restricted common stock of SPI and made a subsequent payment of $175,000 in cash.  The issued shares were valued at the equivalent price of the Company’s private placement financing of $1.00 per share. In addition, under the original terms of the Contract Revenues Agreement, Sundance Power was eligible to earn additional $175,000 in stock based upon the successful performance of the acquired contracts. Successful performance will be based upon the final completion of all contract terms and SPI’s receipt of the customer’s final payment. On the date that final payment is received, a prorated portion of the remaining stock will be issued. The share price will be determined by the closing market price on the date payment is received, if the Company’s shares are trading in the public markets, or by the last share price received by the Company in a private stock transfer transaction, if the Company’s shares are not yet trading.

Securities and Exchange Commission
March 5, 2007

At December 28, 2006, the entire purchase price of $500,000 was recorded on the books of SPI. A prepaid account of $500,000 was recorded with offsetting entries to cash of $75,000, Common Stock and Paid in Capital of $75,000 (the 75,000 shares were valued at $1.00 each, the amount paid by our private placement investors) and an accrued liability for $350,000. The prepaid account will be relieved to cost of goods as revenue is recognized from the projects and the accrued liability will be reduced as subsequent payments are made to Sundance. The contingent payment is absolute based upon date of completion, and is without other offset or contingency. As such, the payment is determinable beyond a reasonable doubt, and consistent with Paragraph 26 of FAS 141.  As of February 28, 2007, the contracts are performing as expected.

Results of Operation, page 22

13.     For the section addressing SPI, please expand your discussion to include the operations for the 11 months ended December 31, 2005 as reflected in the audited financial statements for that period. Refer to Item 303(b)(1) of Regulation S-B.

RESPONSE: We note the comment and have amended Form SB-2 to include discussions relating to SPI’s operations for the 11 months ended December 31, 2005 (see pages 25-26).

Liquidity and Capital Resources, page 23

14.     Since the information presented is primarily based on transactions occurring prior to the merger, please label the discussion to separately identify the activities related to SPI and SPI-NV (formerly Welund Fund).

RESPONSE: We note the comment and the disclosure has been revised accordingly to separately identify and discuss the activities of SPI and SPI-Nevada (see pages 26-27).

Accounts Payable, page 25

15.     You indicate on page 26 that you “expect to use proceeds from [y]our recent offering to expand [y]our China manufacturing facility, ramp [y]our sales, marketing and integration resources” and that you “expect to obtain additional capital resources by selling territorial franchise rights and by obtaining debt or receivable financing.” Supplement your disclosure to provide additional detail regarding your expansion plans and the timing for the establishment of a national franchise network.

Securities and Exchange Commission
March 5, 2007

RESPONSE: We note the comment and have amended the Form SB-2 to provide additional disclosure relating to the Company’s expansion and timing of its franchise project (page 28).

Description of Business, page 26

16.     Revise the last sentence of the first paragraph of this section to clarify that the “competing solar power companies” to which you refer are those companies who do not currently have operations in China. To the extent material, discuss those companies who do have operations in China that you might also consider as competitors to your business.

RESPONSE: We note the comment and have amended the Form SB-2 to clarify the disclosure relating to the Company’s competitors (pages 29 and 36).

Industry Overview, page 27

17.     Please provide us with support for the market data you have included in your prospectus. We note, for example, your references to International Energy Outlook on page 27. Clearly mark the relevant sections that support the data you have included and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

RESPONSE:  We note the comment and have amended Form SB-2 to delete the specific reference to the International Energy Outlook (page 30).

Solar Power, page 29

18.     Please balance your disclosure about the benefits of solar technology with some of the shortcomings. For example, discuss the costs of providing solar energy without government subsidies and its relative efficiency compared to other energy production.

RESPONSE: We note the comment and have amended the Form SB-2 to provide the following disclosure: Solar is heavily dependent on government subsidies to promote rapid introduction and acceptance by mass markets. Solar is an inert process that makes it difficult to compare against other non-inert technologies when comparing costs as current solar modules are generally warranted for a 25 year life. When the costs of producing solar are compared to other energy sources, solar is more expensive than grid-based energy, nuclear, wind, etc. Different solar technologies carry different efficiencies. Traditional PV solar cells carry efficiencies ranging from 13% to 22% per cell. Solar thin film technologies are less expensive to manufacture than PV solar cells but generally carry efficiencies ranging from 5% to 9% (see page 33).

Securities and Exchange Commission
March 5, 2007

19.     Expand your disclosure to explain the California Solar Initiative and its relevance to the products you intend to manufacture and market.

RESPONSE: We note the comment and amended the Form SB-2 to expand the disclosure to explain the California Solar Initiative and its relevance to the Company’s products and operations on page 33.

Customers, page 32

20.    Please expand your disclosure to describe your contracts through DRCI, including the terms and volumes.

RESPONSE: We note the comment and have amended the Form SB-2 to expand disclosure relating to the contracts acquired as a result of the DRCI transaction (see page 35).

Manufacturing and Assembly Capabilities, page 33

21.    You state that your experience and existing operations give you a competitive advantage in the photovoltaic market. Yet it does not appear you produce any products in this market and only began operations to produce and install solar power systems in June 2006. Please revise or advise.

RESPONSE: Supplementary, we advise that management’s prior experience in China operations, including manufacturing and supply chain, coupled with its prior and existing relationships leads management to believe that it can replicate prior performances in other industries when applied to solar module assembly and manufacturing. We have further clarified this disclosure on page 37.

22.    Expand your disclosure to explain your reference to your “vertically integrated China-based model” and why it takes a “major step towards lessening of the rebate dependency.” Also, clarify what products, if any, are currently being manufactured in the 101,104 square feet of manufacturing space at your Shenzhen facility.

RESPONSE: We note your comment and amended the Form SB-2 to expand disclosure relating to vertical integration and its effects on lessening rebate dependency. The expanded disclosure provides that while the Company is not currently manufacturing any of its solar products in the Company’s PRC facility, it intends to start production of its solar modules in May and balance of system products by July of this year. It is an important goal of the Company to strive to reduce costs in the overall solar system cost to the end customer with the goal to make the actual installed cost of solar equivalent to the comparable cost of grid-based energy without rebate. These overall reductions in cost will be delivered by reducing labor installation costs through better system design and kit packaging and reductions in module and balance of system costs by focusing on driving prices down on these commodity types of products (see page 37).

Securities and Exchange Commission
March 5, 2007

Suppliers, page 34

23.    On page 2 you state you intend to continue purchasing solar modules from a primary manufacturer. Please expand your disclosure to discuss this arrangement.

RESPONSE: We note the comment and have revised disclosure on page 2 and expanded disclosure in section titled “Suppliers” on page 38 to discuss the Company’s current sources for solar modules and its plans once it begins to manufacture solar modules.

Sales and Marketing, page 34

24.    Supplement your disclosure to provide additional detail regarding your timing for the establishment of Company-owned store operations and a national franchise network.

RESPONSE: We note the comment and have amended the Form SB-2 to provide additional disclosure relating to the Company’s projected timeline for its establishment of Company-owned store operations and national franchise network (see page 38).

Directors, Executive Officers, Promoters and Control Persons, page 36

25.    Provide the disclosure required by Item 407(a) of Regulation S-B or confirm that no such disclosure is required.

RESPONSE:  While we do not believe that additional disclosure is required by Item 407(a) of Regulation S-B, as the Company is not filing a proxy or information statement pertaining to the election of directors, the Form SB-2 has been amended to include additional disclosure relating to the independence of the Company’s directors in the section entitled “Directors, Executive Officers and Significant Employees” as follows:

“All of our directors, except for Mr. Kircher, are independent as determined by the NYSE listing standards.” (see page 39)

Securities and Exchange Commission
March 5, 2007

Our Directors and Executive Officers, page 36

26.    Provide succinct descriptions of each individual's business experience for the last five years, leaving no ambiguities or gaps of time. For example, please address the gaps that appear to exist in the descriptions of Messrs. Kelley, Nyman, Cohan, Carnahan and Lindstrom.

RESPONSE: We note the comment and have revised the Form SB-2 to modify the biographies of Messrs. Kelley, Nyman, Cohan, Carnahan and Lindstrom on pages 40 to 42, to include descriptions of these individuals’ business experience over the last five years, leaving no ambiguities or gaps of time.

Executive Compensation, page 38

Summary Compensation Table, page 39

27.    You have disclosed the cash value of stock and option awards awarded to Messrs.
Smith, Landa, Kircher, Carnahan and Ferrell. Provide a footnote disclosing all assumptions made in such valuations. Also disclose assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements or discussion in the Management's Discussion and Analysis or Plan of Operations. See Instruction to Item 402(b)(2)(v) and (vi) of Regulation S-B and Securities Act Release 33-8765 (effective December 29,2006).

RESPONSE: We note the comment and have provided additional disclosure in the footnotes to the Summary Compensation Table on page 45.

Certain Relationships and Related Transactions, page 44

28.    Please update the amounts in the transactions you describe in this section to a date more recent than September 30, 2006.

RESPONSE: We note the comment and we have amended the amounts and the dates in this section previously disclosing as of September 30, 2006 to December 31, 2006 on page 49.

29.    We note your discussion about amounts due and owed to Accredited Adjustors and Village Auto. Please clarify whether the December 29, 2006 payment covered all outstanding obligations under the terms of this transaction with each of these two parties or whether there are continuing obligations. Also explain why the purchase price of sub-prime auto loans that you purchased from Village Auto on March 30, 2005 was 85% of the loan pool's pay-off balance, but the purchase price for the same auto loans that you sold to Village Auto on December 29, 2006 was only 50% of the loan pool's pay-off balance.

Securities and Exchange Commission
March 5, 2007

RESPONSE: The December 29, 2006 payment covered all outstanding obligations under the terms of this transaction with each of these two parties. In addition, all relationships with Accredited Investors and Village Auto were terminated as of December 29, 2006 and there are no continuing obligations.

The difference in the calculation of the purchase price of the loans was a result of the foregoing differences between the two transactions:

The agreement in March 2005 provided for the purchase and sale of sub-prime auto loan receivables and the servicing of the receivable by the seller. In connection with the March Agreement, Liberty Associates gave full loan level reps and warrants and there was full recourse to the Liberty Associates for breaches of the representations and warrants. In addition, Liberty Associates had an obligation to repurchase any loan receivable that became 90 days delinquent.

The agreement in December 2006 provided for the purchase and sale of the remaining loans and terminated any servicing arrangement. In this agreement the Company, as the seller, gave very limited loan level reps and warrants and there was no recourse to the Company for breach. In addition, the Company had no repurchase obligation with respect to delinquent loans.

30.    You describe rent amounts through December 2005, yet you also state that $12,600 was paid in 2006. Please confirm what amounts and rent rate were paid after December 2005.

RESPONSE: During the fiscal year ended December 2006, a total of $27,600 was paid to Liberty Associates for rent, based on monthly rent rate of $2,300. The Form SB-2 has been amended to include this additional disclosure (see page 49).

31.    Please clarify the nature of the ownership and management of Paxton Energy, Inc. Also, disclose the amount Mr. Freiheit paid for this loan.

RESPONSE: On July 28, 2005, SPI-Nevada made Paxton Energy, Inc. (“Paxton”) an unsecured loan of $100,000 with 12% per annum interest (the “Paxton Loan”). At the time of the loan, Mr. Freiheit was President of Paxton and SPI-Nevada; a majority stockholder of SPI-Nevada and Paxton. In November 2005, Mr. Freiheit, as an individual, purchased the Paxton Loan for $103,288, which represented principal plus accrued interest. No additional consideration was paid.

Securities and Exchange Commission
March 5, 2007

32.    Please describe the nature of the consulting services exchanged for stock described in the fourth paragraph.

RESPONSE: In 2005, Mr. Landa and Mr. Smith each received 16,667 shares of the Company’s common stock as consideration for the rendering of consulting services relating to organization of the Company, review of documents, review of minutes of meetings and periodic report filings, and advice concerning operation of the Company’s receivable business.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 46

33.    According to Form 8-K dated December 29,2006, we note that the accounting firm of Hansen, Barnett & Maxwell was dismissed as the Company's independent auditors on that date. We further note that on January 2, 2007, the Company engaged the accounting firm of Macias, Gini & O'Connell as the new independent auditors. Assuming there was a reverse acquisition on December 29, 2006 and SPI was considered the accounting acquirer, BDO McCabe Lo Limited is no longer their independent auditor. Please provide the disclosures required by Item 304 of Regulation S-B with respect to the change in accounting firm from BDO McCabe Lo Limited to Macias, Gini & O'Connell.

RESPONSE:  Effective December 29, 2006, SPI merged with and into Welund Acquisition Corp., a Nevada corporation, with SPI being the surviving corporation and becoming the wholly-owned subsidiary of SPI-Nevada (the “Parent”). The change in accountants reported on the Company’s Form 8-K dated December 29, 2006, took place at the Parent level. According, the Parent dismissed Hansen Barnett & Maxwell and appointed Macias, Gini & O’Connell. The accounting firm of BDO McCabe Lo Limited was the accounting firm of SPI (which was a subsidiary of SPI-Nevada at that time); therefore disclosures required by Item 304 of Regulation S-B were only applicable as to the change at the Parent level, as set forth in their previously filed Form 8-K dated December 29, 2006.

Selling Security Holders, page 48

34.    Please identify the individuals with beneficial ownership of the shares held by the entities described in this table.

Securities and Exchange Commission
March 5, 2007

RESPONSE: Most of the entities have no affiliation with the SPI or its affiliates, and we do not have readily available information with respect to beneficial ownership of the various hedge funds. The Company can, however, affirmatively state that to the best of its knowledge, and that of its officers and directors, no affiliate (or former affiliate) has any beneficial ownership of any entity except as disclosed below and previously disclosed in the Form SB-2:

•	Liberty Associates is owned 100% by Robert Freiheit.

•
Pamplona, Inc. is a corporation (“Pamplona”). The board of directors consists of Howard Landa and Terrell Smith. Messrs. Smith and Landa are also the controlling shareholders of Pamplona. In addition, the Company’s CEO, Stephen Kircher, owns approximately 5% of Pamplona but does not sit on the board and does not have any dispositive control over the SPI shares held by Pamplona.

We believe that it may be impracticable to obtain more detailed information with respect to other entities, particularly since there is no contractual obligation to require such disclosure. We would entertain further discussion with the Staff on this point to see if there is additional disclosure that may be more readily available.

35.    Please tell us whether any of the selling shareholders other than Roth Capital Partners, LLC and BTG Investments, LLC are broker-dealers or affiliates of a broker-dealer. Any selling shareholder other than Roth Capital Partners, LLC who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder other than BTG Investments, LLC who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

RESPONSE:  To the best of our knowledge, pursuant to disclosures made to us by each of the selling security holders, aside from Roth Capital Partners, LLC and BTG Investments, LLC, none of the selling security holders are broker-dealers, or affiliates of a broker-dealer.

Securities and Exchange Commission
March 5, 2007

36.    With a view toward disclosure, please describe the transactions in which each selling shareholder acquired the offered shares. Include the date of the transaction and the consideration paid.

RESPONSE: Historically, the Company has reported equity transactions. Except as set forth below, all of the selling security holders purchased the offered shares at $1.00 per share pursuant to the private placement conducted by SPI-Nevada in September and October 2006 (the “Private Placement”):

1.	Transaction involving the Company:

a.  In May 2005, 200,000 pre-split shares (approximately 66,667 post-split shares) of common stock were issued to the following individuals in the amounts set forth below for services rendered valued at $0.25 per share or a total of $50,000: Terrell W Smith: 50,000 shares of common stock, Howard S. Landa: 50,000 shares of common stock, and Pamplona, Inc.: 100,000 shares of common stock.

b.  On August 9, 2006, the following pre-split shares were issued by the Company to the following: Steve Strasser: 468,643 pre-split share (approximately 156,214 post-split shares) for $50,000 in cash; TATS, LLC: 187,457 pre-split shares (approximately 62,486 post-split shares) for $20,000 in cash; and Howard S. Landa: 187,457 (approximately 62,486 post-split shares) pre-split shares for $20,000 in cash.

c.  On October 4, 2006, Roth Capital received warrants to purchase 800,000 shares of the Company’s common stock at $1.15 per share until October 4, 2011 for services rendered in connection with the Private Placement.

d.  Matthew B. Cohan, Daniel A. Cohan, Marissa R. Cohan, and Brandon E. Cohan each purchased 50,000 shares of common stock of SPI-California in a private transaction for $1.00 per share on December 28, 2006. In connection with the Merger, each share of common stock was cancelled and exchanged for one share of common stock of the Company.

e.  Gerald Moore received 4,125,000 shares of common stock of in connection with the Merger based on his share ownership in SPI-California.

2.	The following private transactions not involving the Company also occurred.

Securities and Exchange Commission
March 5, 2007

a.  On July 9, 2004, Liberty Associates purchased 2,240,000 pre-split shares (approximately 746,667 post-split shares) of SPI-Nevada in a private transaction from Kevin Gleason for $90,000 in cash.

b.  On October 6, 2006 the following were purchased from Liberty Associates for cash in a private transaction between those individuals, and not involving the Company: Steve Strasser: 226,667 shares for $45,333, Brett Rossi: 150,000 shares for $30,000, and Howard Landa: 30,000 for $6,000

Plan of Distribution, page 52

37.    Revise the first sentence of the last paragraph. Currently, it appears to incorrectly state that if you default in the performance of your secured obligations, pledgees and secured parties may offer and sell shares pledged to them by selling security holders.

RESPONSE: We note the comment and have amended the Form SB-2 to correct the statement (see page 56).

Exhibit Index, page II-2

38.    Please ensure that the exhibits contained in this table correctly refer to the appropriate footnote. For example, the footnote to Exhibit 10.14 incorrectly refers to the wrong filing. Please revise.

RESPONSE: We note the comment and have revised the Form SB-2 to correctly refer to the appropriate footnote (see pages II-2 through II-6).

Undertakings, page II-5

39.    Please revise your filing to include the undertakings required by Item 5 12(g) of Regulation S-B.

RESPONSE: We note your comment and have revised pages II-6 to II-7 to include the undertakings required under Item 512(g).

Financial Statements, page F-l

40.    Please update the financial statements, as necessary, to comply with Item 310(g) of Regulation S-B.

Securities and Exchange Commission
March 5, 2007

RESPONSE: We note the comment and will update the financial statements as necessary to comply with Item 310(g) of Regulation S-B in a Pre-Effective Amendment No. 2 to the Form SB-2.

41.    Please amend your Form 10-KSB and/or Forms 10-QSB, as necessary, to address our comments and consider, as applicable, SFAS 154 and Item 4.02 of Form 8-K.

RESPONSE: At this point in time, the Company has determined that no amendments are needed for the previously filed reports. If such amendments are necessary, they will be made separately.

42.    We note your disclosure regarding the merger between the Company and SPI. As indicated, the Company issued 14.5 million of its common shares to the shareholders of SPI, substituted 2 million restricted stock awards and options of SPI with its restricted awards and options and replaced its directors and officers with the directors and officers of SPI (who assumed control of the combined company). Prior to consummation of this merger, the Company sold 16 million of its common shares in a private placement for $16 million and had approximately 17.7 million shares of common stock outstanding. Based on this information, it appears that the Company held the majority of common shares outstanding after the merger (approximately 55%) and had total assets of approximately $16 million. Please tell us how you considered all of the pertinent facts and circumstances in concluding that this transaction represented a reverse merger with particular reference to the factors outlined in paragraph 17 of SFAS 141.

RESPONSE:  Per FASB 141, paragraph 17-1, the determination of the acquirer should be based on qualitative and quantitative analysis of several factors including the relative voting rights of the combined entity after the combination, the composition of the Board of Directors, the composition of the combined entity’s senior management, the terms of the exchange of securities and the relative size of the companies.

At the onset of the Merger Agreement, both Solar Power, Inc., a California corporation (“SPI”) and Solar Power, Inc., a Nevada corporation, formerly Welund Fund (“SPI-Nevada”) agreed that the board of directors and officers from SPI would replace SPI-Nevada’s board of directors and officers. In addition, it was agreed that the new board and officers would assume control of SPI-Nevada’s operations. Upon the merger close, SPI’s board of directors replaced SPI-Nevada’s board of directors. In addition, SPI’s officers and senior management took over operational control of SPI-Nevada.

Securities and Exchange Commission
March 5, 2007

In September and October 2006, SPI-Nevada finalized a closing condition by raising $16,000,000. The purpose of the funds was to provide working capital to facilitate the growth and strategic direction of SPI. Clearly the investors were parking their investment in SPI-Nevada for the benefit of SPI. Aside from this cash asset, SPI-Nevada’s remaining assets were minimal. In comparison, SPI’s ending balance sheet for September 2006 held more than $4.6 million in assets while SPI-Nevada’s ending balance sheet for the same period, excluding the financing raise, totaled less than $10,000.

Per FASB 141, paragraph 17-2, a reverse acquisition occurs if a company other than the legal acquirer is deemed to be the “accounting acquirer” in a business combination effected by the issuance of voting securities. In these cases, the legal form of the transaction is ignored, and the “target” company is treated as the “acquiring” company for financial reporting purposes.

In regards to the legal terms for SPI’s Merger with SPI-Nevada, the legal form should be ignored based upon the facts and circumstances stated above. For all intents and purposes, SPI was the acquiring company in this merger.

Solar Power. Inc., a California Corporation, Financial Statements, page F -3

Consolidated Statements of Income, page F-5

43.    With a view towards disclosure, please tell us the significant components of the amount recorded under other non-operating income, net for the nine months ended September 30, 2006.

RESPONSE: The significant components recorded under the other non-operating income for the 9 months ended September 30, 2006 are as follows:

•	Sale of scrap - $4,323
•	Tooling revenue - $37,979
•	Total - $42,302

Note 1. Organization and Basis of Financial Statements, page F-8

44.    We note the disclosure that International Assembly Solutions, Ltd (IAS HK) was “majority owned by the major shareholder of the Company”. Please tell us the relationship and percentage interests of the owners of both entities which lead you to conclude that the transaction represented a merger of entities under common control.

Securities and Exchange Commission
March 5, 2007

RESPONSE:  We note the comment. The disclosure provides that IAS HK was owned by shareholders, consisting of one owner who owned a majority of IAS HK. As a result of the exchange, all of the shares of IAS HK were exchanged for shares of SPI common stock. As a result of the exchange, all of the shareholders of IAS HK became the shareholders of SPI.

45.    Please tell us in sufficient detail why you should consolidate the operations of DRCI as of June 1, 2006 under U.S. GAAP since you did not acquire DRCI until November 15, 2006. We note the disclosure in the fourth paragraph of this note and in Note 9 on page F-25 of the DRCI financial statements.

RESPONSE: In May 2006, SPI and the shareholders of Dale Renewable Consulting, Inc. (“DRCI”) agreed in principle on the acquisition of DRCI by SPI. SPI and DRCI and Dale Stickney Construction, Inc. (“DSCI”) (DRCI’s parent company) also entered into an Assignment and Interim Operating Agreement (“Operating Agreement”) which became effective June 1, 2006. Per the Operating Agreement, as of June 1, 2006, SPI agreed to do the following:

1)	Combine DRCI’s operations with SPI’s, including labor force;
2)	Provide all financing necessary for DRCI’s operations;
3)	Absorb 100% of the results of DRCI’s operations; and
4)	Provide all management services to DRCI until the consummation of the acquisition.

As a result of the above, DRCI became a variable interest entity as of June 1, 2006 in accordance with paragraph 5.b. of FIN 46(R), Consolidation of Variable Interest Entities. Consequently SPI became the primary beneficiary of DRCI’s operations and consolidated the results of operations as of that date. Also, as required under paragraph 18-21 of FIN 46(R) assets and liabilities of DRCI are measured at fair values at the date SPI became the primary beneficiary as if the initial consolidation had resulted from a business combination.

46.    With a view towards disclosure, please tell us the significant components of the prepaid expenses and other current assets of $968,281 acquired from DRCI. Please also tell us how you accounted for and valued the “group of contracts and prospects” acquired through DRCI, as discussed on page 31, under SFAS 141.

Securities and Exchange Commission
March 5, 2007

RESPONSE: Prepaid expenses consist of $331,192 of operating costs and working capital paid by DSCI from June 1, 2006 to November 15, 2006 to fund the operations of DRCI. Under the terms of the Operating Agreement, such costs were the absolute obligation of SPI to pay or reimburse. Such amounts were not repaid to DSCI by either DRCI or SPI. As a result, a portion of the purchase price for DRCI was allocated to these prepaid expenses. Prior to entering into a contract to design, construct and install a solar power system, significant costs are frequently incurred. These costs may include preliminary engineering designs, costing estimates, subcontractor negotiations, legal review and contract administration costs (collectively “Contract Costs”). Other current assets of $637,088 consist of the estimated fair value of the Contract Costs incurred by DRCI related to the signed and in-process contracts that existed at June 1, 2006. SPI reviewed the books and records of DRCI to estimate the fair value of the costs and expenses that were expended to finalize a contract. Completed contracts were not assigned any value. Signed contracts where work was ongoing were assigned an executory value equal to three percent (3%) of the contract value, contracts in negotiations were assigned a two percent (2%) executory value, and contract opportunities were assigned a one percent (1%) executory value. Subsequent to June 1, 2006 the estimated fair value was amortized on a monthly basis. The unamortized, estimated fair value of any potential contract that was not fully finalized was written off at the time a determination was made that no contract would be entered into. In evaluating the allocation of the purchase price for DRCI, the Company also reviewed the estimated margins of the signed, in-progress contracts that it acquired, concluding that as such contracts all had normalized margins that the recording of an asset or liability relating to their acquisition was not necessary.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue recognition, page F-9

47.    Please include the following in your disclosure:

•	Furnish separate revenues of each major product or service within segment data consistent with paragraph 37 of SFAS 131.
•	Clearly describe your major revenue-generating products, services, or arrangements.
•	For major contracts or groups of similar contracts, disclose essential terms, including payment terms and unusual provisions or conditions.
•	For revenue recognized on a percentage of completion, disclose how progress is measured each period in determining the amount of revenue to recognize.
•	Identify types of contract payment milestones, and explain how they relate to substantive performance and revenue recognition events.
•	Disclose contingencies such as rights of return, conditions of acceptance, warranties, price protection, etc. and describe the accounting treatments for the contingencies.
•	Describe significant assumptions, material changes, and reasonably likely uncertainties.

RESPONSE: The Staff’s comment was noted and disclosure amended on page F-10 to address the comment.

Securities and Exchange Commission
March 5, 2007

48.    We note that you record service fees on the percentage of completion method. AICPA Statement of position 81-1, Accounting for Performance of Construction/Production Contracts, specifically scopes out most service transactions. Please discuss the nature of your contracts and why you recognize revenue using the percentage of completion method. Please also discuss your consideration of the applicability of EITF 00-21 and SAB Topic 13 to your transactions.

RESPONSE: The Company does not currently provide design and installation services except in conjunction with contracts for the construction of photovoltaic systems. We have modified our financial statement and critical accounting policy disclosures accordingly. The Company’s contracts for construction of photovoltaic systems range from approximately $20,000 to several million dollars. The duration of such contracts may be as short as one week or as long as one year. Based on the above we believe that the use of AICPA Statement 81-1 is appropriate, and as a result, we do not believe EITF 00-21 and SAB Topic 13 are applicable.

Foreign currency translation, page F-9

49.    Please reconcile the amount identified as aggregate net foreign currency transaction loss for the period ended September 30, 2006 to the statement of income. In a related matter, tell us why transaction income for the period ended December 31, 2005 is classified on the statement of income as other non-operating income, net rather than exchange gain.

RESPONSE: Foreign currency transaction income/loss for the periods ended December 31, 2005 and September 30, 2006 have been reclassified to appear on the correct line of the financial statements. The $2,016 for December 31, 2005 was included on the Other Non-operating Income line and ($10,344) for September 30, 2006 was included in the interest expense (net) line.

Note 5. Prepaid Expenses and other current assets, page F-11

50.    Please tell us and disclose the nature of the deferred costs included in this account for the period ended September 30, 2006. Tell us the accounting literature you applied in determining that these costs should be deferred under U.S. GAAP.

Securities and Exchange Commission
March 5, 2007

RESPONSE: The deferred costs of $612,595 represent the estimated fair value of contract costs incurred by DRCI totaling $537,088 acquired by SPI less amortization of $24,493. Please refer to comment number 46 with respect to the nature of the deferred costs. The amount is amortized to the income statement according to the stage of completion of the underlying projects.

Note 8. Income Taxes, page F-12

51.    Please explain to us the basis for the statement made in reference to the United States that the Company “has no taxable income for the periods”. We note that you reported profit before income taxes for the nine months ended September 30, 2006 and the eight months ended September 30, 2005.

RESPONSE: The US operations, including SPI-Nevada and DRCI, incurred net loss before income tax for the period ended September 30, 2006 totaling around US$877,000 and thus no net taxable income was resulted for US tax purposes. The reported consolidated net profit before income tax for the period was contributed by the profitable HK and PRC operations which generated net profit before income tax of around US$988,000.

52.    Tell us how you concluded that it was appropriate to record a U.S. deferred tax of $(313,858) for the nine months ended September 30, 2006. This treatment is equivalent to awarding a tax credit during a profitable period. Please cite the authoritative accounting literature that supports your position on this matter. Similarly, tell us how you were able to recognize net operating loss carry forwards of $334,764 under components of deferred income tax for the same period that exceeds any losses previously recorded. We note that the date of the Company's inception was January 18, 2005.

RESPONSE:  A deferred tax asset of US$313,858 resulted from the net operating losses generated by the US operations. Recognition of deferred tax and allowance for deferred tax were made with reference to FASB Statement 109 “Accounting for Income Taxes”. The Company has concluded based on profit forecasts prepared by management that it is more likely than not - i.e., expected - it will realize its deferred tax assets through future taxable income. Therefore, the deferred tax asset on the loss carry forward in respect of the net operating losses generated by the US operations was recognized with no valuation allowance considered necessary.

The US operations incurred a net loss before income tax for the period ended September 30, 2006 totaling around US$877,000. That is the reason why more loss had been recorded as of September 30, 2006 comparing to that of December 31, 2005.

Securities and Exchange Commission
March 5, 2007

Note 16. Geographical Information, page F-16

53.    Please provide all of the disclosures required by paragraph 26 of SFAS 131 for the periods presented in the interim financial statements, or tell us why the current disclosure complies in all material respects with the disclosure requirements of SFAS 131.

RESPONSE: We believe that the disclosure complies in all material respects with the disclosure requirements because: (a) it identifies that management chose to disclose based on distinct business units; and (b) there are no distinct products or services within the business units.

Dale Renewables Consulting, Inc ., Financial Statements, page F-18

54.    Please revise to include a dated audit report. We note that the report date referred to in Exhibit 23.3 is October 30, 2006.

RESPONSE: We note the comment and a revised audit report including a dated audit report consistent with the dating of the report as noted in the consent has been filed with the Amendment at page F-24.

55. Please include the unaudited interim financial statements required by Item 310(c) of Regulation S-B. If you believe you are not required to provide interim financial statements then please tell us why.

RESPONSE: We respectively note that DRCI began operations on July 26, 2005 and was consolidated by the Company or its predecessor effective June 1, 2006.  Thus, as of September 30, 2006 no stand-alone balance sheet existed for DRCI.  For the period from inception (July 26, 2005) to December 31, 2005 DRCI had no revenues and its operating expenses were approximately $170,000.  For the period from inception (July 26, 2005) to September 30, 2005 we estimate that operating expenses were approximately $70,000.  For the period from January 1, 2006 to June 1, 2006 (date of consolidation) we note that DRCI had revenues of approximately $246,000 and operating expenses of $220,000.  Based on the amounts above, we do not believe that the disclosure of interim condensed income statements for either the period ended September 30, 2005 or the period ended September 30, 2006 is meaningful to the reader, both as a result of the level of activity and the abbreviated nature of each period.

Pro Forma Financial Information, page F-26

56.    Please tell us how you are accounting for and valuing the restricted stock awards and stock options issued in connection with the merger. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances. We note the disclosure on page 45.

RESPONSE: The issuance of restricted stock is valued at estimated market value based on the last private placement sale.  Stock options were valued pursuant to FAS123R using the Black Sholes model.

Securities and Exchange Commission
March 5, 2007

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2006, page F-27

57.    Since you assumed that SPI-CA's acquisition of DRCI was effective as of June 1, 2006, the balance sheet of DRCI should be reflected in the balance sheet of SPI-CA. Please remove the column for DRCI from this pro forma presentation, or tell us why it is appropriate to include the separate balance sheet for DRCI.

RESPONSE: We note the comment and have revised the Pro Forma Condensed Consolidated Balance Sheet on page F-33 accordingly.

58.    Please tell us why the historical balance sheet for DRCI reflects goodwill of $2,546.

RESPONSE: The goodwill on the historical balance was improperly classified. It should have been classified as prepaid expenses and other current assets, and was eliminated from page F-33 of this amendment as not acquired in the transaction.

59.    Please revise so that the amounts in all columns and rows properly sum to the totals presented.

RESPONSE: We note your comment and revised page F-33 accordingly.

60.    Please revise so that each pro forma adjusting entry is balanced with an equal amount of debits and credits.

RESPONSE: We note your comment and revised page F-33 of the Form SB-2 accordingly.

61.    Please remove “Net Income” since this is not an appropriate balance sheet caption.

RESPONSE: We note your comment and revised page F-33 accordingly.

62.    Please tell us why the pro forma adjustments reflected in notes 2 and 3 are factually supportable. Specifically discuss why you believe it is appropriate to remove the historical liability for financing costs and accrued registration costs from your pro forma combined balance sheet.

Securities and Exchange Commission
March 5, 2007

RESPONSE: We have amended the footnote on page F-33 to detail the issuance of common stock related to the private placements and stock split to accurately reflect the common stock paid in capital (less offering costs) as though they had occurred September 30, 2006. The historical liability for accrued registration costs was eliminated because they are reflected in the financing costs payable.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Periods Ended December 31, 2005, page F-28

63.    When discontinued operations are included in your historical financial statements, the pro forma presentation of those historical statements should only present the portion of the income statement through income from continuing operations. Please revise this statement and your unaudited pro forma condensed consolidated statements of operations for the nine month period ended September 30, 2006 on page F-29.

RESPONSE: Your comment was noted, and the statements on page F-34 were revised accordingly.

64.    Please revise the explanation for adjustment three to clearly show how you calculated the shares outstanding on a combined basis. In this regard, tell us why you refer to eliminating 333,334 shares of DRCI. In addition, please revise to properly reflect the reverse stock split on all shares and per share amounts throughout the filing.

RESPONSE: Your comment was noted and the disclosure has been amended on page F-34 accordingly.
65.    Please reflect the pro forma combined earnings per share of the company.

RESPONSE: Your comment was noted and the disclosure has been amended on page F-34 accordingly.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30,2006, page F-29

66.    We note that the numerical information for SPI-CA for the nine months ended September 30, 2006 does not agree to the historical statements of operations of SPI-CA for the same period as shown on page F-5. Specific reference is made to the amounts recorded for income taxes and net income. Please note that the pro forma statements should show your condensed historical financial statements. Please revise or advise.

Securities and Exchange Commission
March 5, 2007

RESPONSE: We note your comment and revised this section accordingly.

67.    We note the transactions reflected in these pro forma financial statements had significant effects on your outstanding shares. Please include a footnote which clearly describes the adjustments to the weighted average shares outstanding.

RESPONSE: Your comment was noted and additional footnote disclosure was added to the statements on page F-35.

Solar Power. Inc. (formerly Welund Fund. Inc.), Financial Statements, page F-30

Statements of Operations, page F-4l

68.    Please revise to properly reflect your discontinued operations in accordance with SFAS 144.

RESPONSE: We note your comment and have revised this section accordingly.

Exhibit 5.1

69.    Please obtain a revised opinion of counsel that identifies the registration statement by its file number.

RESPONSE: We note the comment and have obtained a revised opinion, which has been filed as an exhibit to the Form SB-2, that identifies the registration number by its file number.

70.    The first paragraph in the current opinion currently references the sale of shares of common stock by “the selling security holder.” As there is more than one selling security holder, please obtain a revised opinion of counsel that makes this clear.

RESPONSE: We note the comment and have obtained a revised opinion of counsel which has been filed as an exhibit to the Form SB-2.

71.    The opinion appears to be limited to the law applicable to corporations of the State of Nevada. Please have your counsel confirm to us in writing that the law covered by the opinion includes not only the law applicable to corporations of the State of Nevada, but also to the applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

Securities and Exchange Commission
March 5, 2007

RESPONSE: We the note the comment and as legal counsel we are providing you with written confirmation that the law covered in our legal opinion includes not only law applicable to corporations of the State of Nevada and State of California but also the applicable provisions of the Nevada Constitution and the California constitution and the reported judicial decisions interpreting these laws.

72.    We note your counsel has limited its opinion to “such issues of law as we deem relevant.” Please obtain a revised opinion of counsel to remove such limitation.

RESPONSE: We note the comment and have received a revised legal opinion removing such limitation, which has been filed as an exhibit to the Form SB-2.

Exhibits 23.1. 23.2 and 23.3

73.    Please ensure that the consents from each of the independent accountants are properly updated in any amendment.

RESPONSE: We note the comment and have obtained consents from each independent accountant as required to properly update the Amendment.

We have filed the Amendment No. 1 to the Form SB-2 reflecting the revisions and amendments set forth above with the SEC today. For your review, we have also included with this letter a marked version showing changes between the Amendment and the Form SB-2. In addition, we are attaching the Company’s acknowledgement.

Please fax all correspondence relating to this matter to David C. Adams and Deborah K. Seo at (916) 930-2501. In addition, for any questions and further discussions relating to this matter please contact me at (916) 930-2511.
,

Very truly yours,

/s/ David C. Adams

David C. Adams

DCA:dks

cc: Stephen Kircher

ACKNOWLEDGEMENT

Solar Power, Inc., (the “Registrant”), hereby acknowledges the following:

1.    The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.    The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.    The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: March 5, 2007	Solar Power, Inc.

/s/ Stephen C. Kircher
Stephen C. Kircher, Chief Executive Officer